Exhibit 12

Computation of Earnings/ (Deficiency) To Fixed Charges

	As of December 31
	2004	2003	2002
	(thousands)

Income/(Loss) from continuing operations	$197	$(8,311)	$(1,599)
Fixed Charges	26,606	27,093	27,389
Capitalized Interest	—	—	—
Amortization of Capitalized Interest	2,520	2,520	2,520
Net Total	29,323	21,302	28,310

FIXED CHARGES
Interest Expense	26,470	26,956	27,244
Capitalized Interest	—	—	—
Other	136	137	145
Total	26,606	27,093	27,389
Ratio of Earnings to Fixed Charges	1.10	.79	1.03